SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Second Quarter 2018 Earnings Presentation.

2nd QUARTER 2018 EARNINGS WEBCAST August 8th, 2018

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Important notice

Q2 2018: Financial highlights Operating cash flow of Ps 27.6 billion (+112.7%) Revenues of Ps 93.0 billion (+54.6%) Adj. EBITDA1 of Ps 24.8 billion (+53.2%) CAPEX of Ps 19.3 billion (+48.4%) Hydrocarbon production down 1.0% Net income of Ps 1.5 billion See description of Adj. EBITDA in footnote (2) on page 4.

REVENUES (1) (In Millions of USD) YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 15.68 and Ps 23.48 per U.S $1.00 for Q2 2017 and Q2 2018, respectively. Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. ADJ. EBITDA (1) (2) (In Millions of USD) CAPEX (In Millions of USD) +3.3% +2.3% -0.9% Adj. EBITDA and Revenues measured in USD increased, while Cash Costs remained essentially flat

ADJ. EBITDA (In Millions of PS) Includes depreciation of property, plant and equipment, amortization of intangible assets and unproductive exploratory drillings. Eliminations are inventory valuation differences between transfer price and replacement cost that are not passed to third parties. Q2 2017 included Ps 299 million from YPF Energía Eléctrica. (1) Adj. EBITDA increased due to higher prices and lower costs in the Upstream business (1) (2) (3)

CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (In Millions of PS) FREE CASH FLOW (1) (Average- In Millions of PS) Strong cash generation performance derived in positive free cash flow Free Cash Flow = Cash Flow from Operations minus CAPEX. Includes Ps 3,134 million of other investment activities and Ps 5,190 million of changes in exchange rates. (2)

FINANCIAL DEBT AMORTIZATION SCHEDULE (1) (2) (In Millions of USD) As of June 30, 2018. Converted to USD using the June 30, 2018 exchange rate of Ps 28.80 to U.S $1.00. Includes cash & equivalent, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Recurring LTM Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 28.80 to U.S $1.00 and Recurring LTM Adj. EBITDA calculated as sum of quarters. Recurring LTM Adj. EBITDA = Adjusted EBITDA excluding the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018. USD denominated debt Peso denominated debt 86.6% denominated in USD and 13.4% in Argentine Pesos Average interest rates of 7.39% in USD and 31.66% in Pesos Average life of 6.2 years Net Debt /Recurring LTM Adj. EBITDA 1.80x (3)(4)(5) (3) DETAILS Our cash position is enough to cover next 12 months debt maturities

Safety as a core value TOTAL IFR # of people injured for each million hours worked 2008 - 2018

PRODUCTION BREAKDOWN (KBOE/D) TOTAL PRODUCTION (KBOE/D) Total production stabilized at -1% driven by unconventional production growth

CONVENTIONAL PRODUCTION (KBOE/D) Managing decline of conventional fields to extract maximum value

SHALE OIL DEVELOPMENT COST - LOMA CAMPANA (USD/BOE) NET SHALE O&G PRODUCTION(1)(2) (KBOE/D) Total production ( Loma Campana + El Orejano + Bandurria + La Amarga Chica + Narambuena + Bajo del Toro + Bajada de Añelo + Aguada Pichana). Total operated production ( Loma Campana + El Orejano + Bandurria + La Amarga Chica + Narambuena + Bajo del Toro+ Bajada de Añelo ). Net shale production increased 53% while continuing to focus on cost reductions +52.8% SHALE OIL OPEX COST - LOMA CAMPANA (USD/BOE)

Ongoing Development
Operated Pilots
Non-operated Pilots
Volatile Oil to Gas and Condensate
BAJO DEL TORO
CERRO LAS MINAS
PAMPA DE LAS YEGUAS I
SAN ROQUE
EL OREJANO
BAJADA DE AÑELO
LA AMARGA CHICA
AGUADA DE CASTRO
AGUADA DE LA ARENA
BANDURRIA SUR
AGUADA PICHANA OESTE
AGUADA PICHANA ESTE
LA CALERA
LOMA CAMPANA
LA RIBERA I
RINCON DEL MANGRULLO
LA RIBERA II
LOMA LA LATA OESTE
LINDERO ATRAVESADO
LAS TACANAS
Statoil
XTO ENERGY
DOW
PETRONAS
Pan American ENERGY
TOTAL
wintershall
Chevron
Schlumberger

YPF

# Update on shale projects

- Loma Campana:
  - Successful delivery of 10,000ft lateral well
  - Plan to increase activity level next year
  - Already launched first phase of midstream expansion: treatment facilities and 88km oil pipeline
  - Gross production expected to reach 100kboe/d plateau in 2024, currently producing 43kboe/d

- New projects portfolio: based on promising results in ongoing 17 pilots, expect new FID's(1) in 4Q and launching new pilots to continue de-risking our acreage.

- Good quality acreage providing optionality

(1) Final Investment Decision.

12

CRUDE PROCESSED (KBBL/D) -6.6% SALES OF REFINED PRODUCTS (KM 3) -0.5% +5.6% +3.5% Refined products volumes essentially flat, with a slight reduction in domestic sales almost offset by exports; crude processed down due to scheduled maintenance stoppages

MONTHLY DIESEL SALES (KM3) MONTHLY GASOLINE SALES (KM3) 55.1% Gasoline Market Share 2017 56.7% Diesel Market Share 2017 55.7% 2018 58.2% 2018 54.8% 2016 56.1% 2016 + 0.8% +3.5% +5.6% Strong gasoline and diesel demand pushed volumes sold up 5.6% and 3.5%

F.O.B. REFINERY/TERMINAL PRICE % USD/BBL DOWNSTREAM EBITDA (USD per refined barrel) -23.1% -32.8% CRUDE OIL PRICES USD/BBL 11.7 11.4 7.3 Net of commissions, deductions, freights, turnover tax and other taxes. Downstream EBITDA excluding inventory revaluation Downstream margin was down due to lower fuel prices partially offset by an increase in prices of other refined products and a reduction in opex

DIESEL GRADE 2 VS IMPORT PARITY(1) (% VARIATION) Gradual fuel price increase is closing the gap with import parity +53%(2) Import parity includes international reference price for heating oil and domestic price for biofuels. Does not include internationalization costs. % variation since October 2nd, 2017.

Outlook Year 2018 Natural gas prices below previous estimates but still attractive Reaffirming guidance of +10% EBITDA and production in the -2% area Proving YPF resiliency to Argentina´s recent macro volatility Gradual recovery of crude and fuel prices is ongoing Growth prospects in shale oil and gas continue unchanged 2018 capex down to USD3.5 billion mainly due to peso devaluation Financial strength to cope with current volatility

2nd Quarter Earnings Webcast Questions and answers

2nd QUARTER 2018 EARNINGS WEBCAST August 8th, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 8, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer